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                              January 29, 2021

       Mark Zagorski
       Chief Executive Officer
       DoubleVerify Holdings, Inc.
       233 Spring Street
       New York, NY 10013

                                                        Re: DoubleVerify
Holdings, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001819928

       Dear Mr. Zagorski:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 for Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please expand your description of the Series A Preferred Stock private placement to clarify that 45,438,756
shares of your common stock held by your existing stockholders were exchanged for
newly issued Series A Preferred Stock, which were then sold to new
                                                        Private Placement
Investors. Please quantify the number of shares and amount of proceeds received by
Providence Investor. Further, please quantify the number of shares and amount of
consideration paid by Tiger Investor.
   2. Please provide more details of the parties to the option cancellation agreements briefly described on page 7, in
particular, members of management. We note, for example, it
                                                        appears that a majority
of these cancelled and cashed-out unvested performance-based
 Mark Zagorski
DoubleVerify Holdings, Inc.
January 29, 2021
Page 2
      options were related to your COO McLaughlin. Also, please clarify the purpose for cancelling these unvested options.
Executive Compensation, page 79

3. Please revise your description of your employment agreements to disclose the amount of equity awards that were specified by these agreements to be granted in 2020. We note, for example, that your agreements with Messrs. Zagorsky and McLaughlin specify grants of
      6,500,000 stock options and 479,094 restricted stock units, respectively.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479
or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim,
Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameMark Zagorski
                                                          Division of
Corporation Finance
Comapany NameDoubleVerify Holdings, Inc.
                                                          Office of Technology
January 29, 2021 Page 2
cc:       Morgan J. Hayes, Esq.
FirstName LastName